SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ proven reserves in Brazil 2003

(Rio de Janeiro, January 16, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has concluded and approved its Annual Reserves Report for 2003 (ending December 31, 2003) containing data and information on the Company’s oil and natural gas reserves in Brazil. This is provided in compliance with the current legislation and according to Technical Regulation criteria for classification and appropriation of reserves established by the National Petroleum Agency (ANP), which in turn adopts the Society of Petroleum Engineers – SPE criteria.

The Report indicates that Petrobras’ proven domestic reserves in 2003 reached 12.6 billion barrels of oil equivalent (boe), in volume terms 14% higher than recorded at the end of 2002.

A further 2.21 billion boe were incorporated as Proven Reserves during the year, with production over the same period amounting to 0.62 billion boe. The annual change was 1.59 billion boe, as shown in the following table :

Breakdown of Proven Reserves (billion boe)

a)	Proven Reserves on December 31,2002..............:	11.01
b)	Volume incorporated as Proven Reserves in2003.:	2.21
c)	Accumulated Production in 2003......................:	(0.62)
d)	Annual Change (b - c)...................................:	1.59
e)	Proven Reserves on December 31, 2003 (a + d).....:	12.60

The highlights of the volume incorporated were:

  Finds in Exploratory Blocks, Evaluation Plans for which are currently awaiting ANP ratification:
    Golfinho Field (formerly BES-100 block in the Espírito Santo Basin);
    Baleia Franca Field (formerly BC-60 block in the Campos Basin, in the state of Espírito Santo) and,
    Mexilhão Field (formerly BS-400 blocks in the Santos Basin).
  Finds in production field concession areas:
    Espadarte and Marlim Leste, both in the Campos Basin.
  New appropriations of volumes in fields where finds have already been made:
    principally the Marlim Leste, Roncador and Jubarte fields, in the Campos Basin

The Proven Reserves Replacement Ratio was 356%, meaning that for each barrel produced, 3.56 new barrels of oil and gas were incorporated.

Of the total of 12.6 billion boe of Proven Reserves, 84% is oil and condensate (10.61 billion boe) and 16% (316.56 billion m3) natural gas.

On December 31, 2003, the value of Proven Reserves of oil, in accordance with the rules and regulations of the SEC (the US Securities and Exchange Commission) was 10.4 billion boe.

The 2.2 billion boe difference between the two criteria largely reflects the methodology used for accounting for gas reserves as well as the SEC criterion of limiting the calculation of reserves to the concession period of the fields.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.